UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 4 for the Month of April, 2005

ADB Systems International Ltd.

(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, Ontario Canada M9B 6C7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82–

ADB SYSTEMS INTERNATIONAL LTD.

On or about April 25, 2005, ADB Systems International Ltd. (“ADB” or the “Company”) mailed to all registered shareholders a Management Information Circular, a Form of Proxy, the 2004 Annual Report and a Supplemental Mailing List Form.  The Management Information Circular, Form of Proxy and Supplemental Mailing List Form are attached as exhibits to this Form 6-K.  The 2004 Annual Report of the Company was previously filed as an exhibit to the Company’s Form 6-K filed on April 1, 2005.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations. These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

Exhibits

*             Exhibit 1 — Management Information Circular

*             Exhibit 2 — Form of Proxy

*             Exhibit 3 — Supplemental Mailing List Form

(1)      Exhibit 4 — 2004 Annual Report

*             Filed herewith

(1)      Incorporated by reference from Exhibit 2 to the Company’s Current Report on Form 6-K, Filing No. 1 for the Month of April 2005, filed with the Securities and Exchange Commission on April 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: April 25, 2005	By:	/s/ JEFFREY LYMBURNER
Name: Jeffrey Lymburner
Title: Chief Executive Officer